THOMAS F. KUMMER
VON S. HEINZ
KUMMER KAEMPFER BONNER & RENSHAW
Seventh Floor
3800 Howard Hughes Parkway
Las Vegas, Nevada  89109
(702) 792-7000

Attorneys for Defendant/Counterclaimant
ITT CORPORATION


                             UNITED STATES DISTRICT COURT

                                  DISTRICT OF NEVADA

HILTON HOTELS CORPORATION and          )
HLT CORPORATION,                       )    Case No. CV-S-97-95-PMP(RLH)
                                       )
             Plaintiffs,               )
                                       )
    vs.                                )
                                       )
ITT CORPORATION,                       )
                                       )
             Defendant.                )
_______________________________________)
                                       )
ITT CORPORATION,                       )    DEFENDANT/COUNTERCLAIMANT
                                       )    ITT'S MOTION FOR A PERMANENT
             Defendant and             )    (OR A PRELIMINARY)INJUNCTION
             Counterclaimant,          )    REQUIRING HILTON TO
                                       )    DISCHARGE LATHAM & WATKINS
    vs.                                )    AS COUNSEL
                                       )
HILTON HOTELS CORPORATION and          )
HLT CORPORATION,                       )
                                       )
             Plaintiffs and            )
             Counterdefendants.        )
_______________________________________)



         Defendant/counterclaimant ITT Corporation ("ITT") moves pursuant to Fed. R. Civ. P. 56 for summary judgment on Count One of its Counterclaims, which seeks an order requiring plaintiff/counterdefendants Hilton Hotels Corporation and HLT Corporation (collectively, "Hilton") to dismiss Latham & Watkins

("Latham"), based on Latham's concurrent representation of ITT, as Hilton's legal advisers in connection with Hilton's attempted hostile takeover of ITT.
In the alternative, ITT, in order to avoid irreparable injury to itself and the public, moves pursuant to Fed. R. Civ. P. 65 for a preliminary injunction enjoining Hilton from seeking Latham's counsel on the hostile takeover of ITT until this Court can review the merits of ITT's motion. ITT's motion is based upon the following memorandum of points and authorities in support of its motion, the affidavit of Theodore J. Fischkin and the exhibits attached thereto (attached hereto as Exhibit A), the declaration of Charles W. Wolfram and the exhibit thereto (attached hereto as Exhibit B), and the oral argument of counsel as may be presented at a hearing on this motion to the extent that this Court in its discretion decides a hearing is necessary, pursuant to LR-78.2.

         Dated this 12th day of February, 1997.

                              KUMMER KAEMPFER BONNER & RENSHAW

                              BY:   /s/ Von S. Heinz
                                    ----------------
                                    THOMAS F. KUMMER
                                    VON S. HEINZ
                                    Seventh Floor
                                    3800 Howard Hughes Parkway
                                    Las Vegas, Nevada 89109
                                    Attorneys for Defendant/
                                    Counterclaimant
                                    ITT CORPORATION


                      ITT'S MEMORANDUM OF POINTS AND AUTHORITIES
                                Preliminary Statement

    Hilton has retained the services of Latham in Hilton's hostile attempt to acquire control of ITT. The interests of

                                                                               3
Hilton, as a hostile bidder, and ITT, as the target, are plainly adverse.
Latham also represents ITT. Latham's representation of Hilton in these circumstances constitutes a breach of ethical duties owed to ITT. In addition, Latham is privy to confidential information regarding ITT that would be extremely helpful to Hilton in its hostile takeover attempt.

    Had Hilton chosen to utilize Latham as counsel of record in this litigation, it is clear that the ethical rules would require that Latham be disqualified. Hilton has not done so, however -- choosing instead to utilize Latham "behind the scenes" as it were. Nonetheless, Latham's adverse representation is still plainly improper and Hilton should not be allowed to benefit (at ITT's expense) from Latham's continuing breach of its duties to ITT.

    Because the facts are clear and indisputable, ITT brings this motion for summary judgment on Count One of its Counterclaim that Hilton should be ordered to dismiss Latham as counsel in connection with Hilton's hostile takeover attempt of ITT.

                                  Statement of Facts

    On January 27, 1997, Hilton announced its intention to launch a hostile bid to acquire control of ITT and filed suit against ITT in this Court seeking injunctive and declaratory relief to aid its efforts. See Affidavit of Theodore J. Fischkin dated February 13, 1997 ("Fischkin Aff.") PARA 2; see also Hilton's Complaint. The next day, Hilton publicly admitted that Hilton was being represented by Latham and Wachtell, Lipton, Rosen &

                                                                               4
Katz ("Wachtell") in connection with Hilton's hostile takeover attempt.
Fischkin Aff. PARA 3.

    Latham is serving and has long served as counsel to ITT and its subsidiaries. Fischkin Aff. PARA PARA 4-5. For example, Latham currently represents ITT and its subsidiary, ITT Education Services, Inc. ("ITT-ESI") in major litigation in California state court (Fischkin Aff. PARA 6) and has been responsible for coordinating ITT'S overall strategy with respect to the statutory issues involved in that case, including seeking a legislative solution and filing suit against a state agency and its officials (Fischkin
Aff. PARA 11).1 Further, Latham is currently under retention as an antitrust advisor to ITT and has recently been involved in providing advice to ITT on very significant antitrust matters. Fischkin Aff. PARA 15. Latham is regulatory counsel to an ITT subsidiary, has advised ITT on regulatory matters prior to ITT's recent acquisition of this subsidiary in partnership with Dow Jones & Co. and, in the last several months, has been consulted with respect to very significant future business plans of that subsidiary. Fischkin Aff. PARA 14.

_____________

     1In that case, Eldredge, et al. v. ITT Educational Services, Inc., ITT Technical Institute, ITT Corporation, et al., which involves allegations of fraud and conspiracy in the recruitment of students, a jury returned a verdict in October 1996 against ITT for $4 million in punitive damages. The trial court granted ITT judgment notwithstanding the verdict. Fischkin Aff. PARA 7. Latham has been advising ITT-ESI in litigation in Texas and has previously represented ITT-ESI in other California litigation. Fischkin Aff. PARA 12.

    Latham itself made no disclosure to ITT prior to undertaking its representation of Hilton in its hostile takeover attempt of ITT. Fischkin
Aff. PARA 16. Upon learning that Hilton was represented by Latham in this connection, ITT began to attempt to discuss the situation with Latham. Fischkin Aff. PARA 16. Latham steadfastly refused to discuss the situation in any meaningful way and, on January 31, 1997--after ITT had advised Latham of its concerns--Latham purported to withdraw as counsel to ITT in the Eldredge matter. Fischkin Aff. PARA PARA 16-17. Latham went so far as to state that Latham was "unable" to represent ITT on the Eldredge appeal, even though Latham was ITT's counsel of choice for this important appellate work, and had actually begun the appellate work months ago. Fischkin Aff. PARA PARA 8, 9, 10, 17. ITT has not consented to Latham's purported withdrawal. Fischkin Aff. PARA 18.

    Prior to seeking judicial intervention, ITT repeatedly attempted to obtain assurances that Latham had not, despite Hilton's public statement, undertaken to represent Hilton in its hostile takeover attempt. Fischkin Aff. PARA PARA 16, 18, 19, 21.2 Latham, however, has refused to confirm or deny Hilton's public statements and has instead informed ITT only that Latham would not itself "implement" actions hostile to ITT and that "it would

_____________________
    2ITT has also made requests of Wachtell for an explanation of these ethical problems. Fischkin Aff. PARA 19. Wachtell has not responded. Id. PARA 22.

not be appropriate to discuss [Latham's] representation of others." Fischkin Aff. PARA PARA 16, 21.

    During the course of Latham's extensive representation of ITT and its subsidiaries, it has been afforded access to, and is in possession of, privileged communications, client confidences, confidential business plans, and other competitively sensitive and strategic information about ITT and its subsidiaries that would be useful to a potential acquiror such as Hilton in evaluating ITT as a target. Fischkin Aff. PARA PARA 5, 13, 14, 15.

                                       Argument
I   LATHAM'S REPRESENTATION OF HILTON VIOLATES ITS ETHICAL DUTIES TO ITT.3

    As Professor Wolfram, the Chief Reporter since 1986 for the American Law Institute's Restatement of the Law Governing Lawyers, opines in his Declaration:

    "Latham & Watkins' representation of Hilton in its attempted hostile takeover of ITT while the Eldredge litigation and other ongoing representations continue violates the conflict of interest rules to which Latham & Watkins is subject, requiring that it cease representing Hilton;" and

    "[I]n representations of ITT and its subsidiaries in recent years, Latham & Watkins has gained operating, marketing, planning, and other strategic business information about its

_______________

    3The only lawyer Latham has identified so far as representing Hilton is a member of the District of Columbia ("D.C.") and New York bars with his resident office in D.C. The Latham lawyers representing ITT on antitrust matters and the pending Eldredge matter are members of the California bar with resident offices in San Francisco and San Diego, respectively. At the very least, therefore, Latham must meet the ethical standards of D.C. and California. As demonstrated herein and in the Wolfram Declaration (PARA 15 & n.4), the governing ethical principles of either jurisdiction, as well as the Model Rules, require Latham's disqualification.

    client ITT that Latham & Watkins was obliged to hold confidential and that would be of great value to Hilton in furthering its attempted hostile takeover of ITT. In my professional opinion, those prior representations--even if considered as completed, and not concurrent, representations--are substantially related to Latham & Watkins' current representation of Hilton, which independently requires that the latter representation cease." Declaration of Charles W. Wolfram dated
    February 13, 1997, ("Wolfram Decl.") PARA 1.

We demonstrate below that both the undisputed facts and the applicable ethical rules and legal principles4 make plain that Professor Wolfram is surely correct that Latham has breached its ethical obligations.

    A. Latham's Representation of Hilton in Its Hostile Bid for ITT Is a Per Se Breach of Ethics

    When lawyers simultaneously represent two clients with adverse interests, they breach the indivisible duty of loyalty they owe to their clients. See Flatt v. Superior Court, 885 P.2d 950, 953 (Cal. 1994); see also Manoir-Electroalloys Corp. v. Amalloy Corp., 711 F. Supp. 188, 196 (D.N.J.
1989); Model Rule 1.7 cmt.; D. C. Rule 1.7 cmt.; Cal. State Bar Rule 3-310
(1996).5 Because the duty violated by dual representation is

___________
    4The rules of professional conduct set a minimum standard of ethics. See, e.g., Griva v. Davison, 637 A.2d 830, 841-44 (D.C. 1994). Common law standards, established by case authority, however, often impose binding higher standards on attorneys' conduct. See, e.g., Metro-Goldwyn-Mayer, Inc. v. Tracinda Corp.,
43 Cal. Rptr. 2d 327, 331-332 (Cal. Ct. App.  1995).

    5Even where the two representations have nothing in common, the offending attorneys will be subject to the "perse or 'auto-matic'" rule of disqualification. Flatt, 885 F.2d at 955; Griva, 637 A.2d at 843 (absolute prohibition absent disclosure and consent).

client loyalty, no showing is required that confidences have been obtained by counsel.6 As long as the interests of the two clients are adverse, the
"mandatory rule of disqualification" applies.   Flatt, 885 F.2d at 956;  Wolfram
Decl. PARA 15 (and authorities cited therein).7

    Here, Hilton's interests are unquestionably adverse to ITT's. The interests of a hostile tender offeror as to price, control and other issues are adverse to those of the target. See Wolfram Decl. PARA 16. If there were any doubt that Hilton's and ITT's interests are adverse, the filing of this suit has laid it to rest. That Hilton does not name Latham as counsel of record

_______________

    6See Truck Ins. Exch. v. Fireman's Fund Ins. Co., 8 Cal. Rptr. 2d 228, 231 (Cal. Ct. App. 1992). See also United States v. Davis, 780 F. Supp. 21, 23 (D.D.C. 1991) (citing D.C. Rule 1-7 as a prophylactic measure "guarding against the appearance of a conflict.")


    7The "per se" rule is widely followed. See, e.g., Davis, 780 F. Supp. at 23 (applying D.C. Rule 1.7 to hold that "the appearance of a conflict" required disqualification); British Airways, PLC v. Port Authority, 862 F. Supp. 889, 893 (E.D.N.Y. 1994); Lemelson v. Apple Computer, Inc., 1993 U.S. Dist. LEXIS 20132 @
* 20 (D. Nev. Jun. 3, 1993), Mag. Judge's Order Adopted, 1993 U.S. Dist. LEXIS 20131 (D. Nev. July 19, 1993); Teradyne v. Hewlett-Packard Co., 1991 WL 239940, at * 2 (N.D. Cal. Jun. 6, 1991)(the Ninth Circuit "has held that disqualification . . . requires no showing of specific 'adverse effect'"); Manoir-Electroalloys Corp., 711 F. Supp. at 195-9 (Model Rule 1.7 requires, "a per se rule of disqualification"); Unified Sewerage Agency v. Jelco, Inc., 646 F.2d 1339, 1345 (9th Cir. 1981); International Business Machines Corp. v. Levin, 579 F.2d 271, 283 (3d Cir. 1978). See generally, In re Dresser Indus., Inc., 972 F.2d 540, at 544 and n.9 (5th Cir. 1992)(holding that under "current national standards of legal ethics", "a specific adverse effect probably will not have to be shown. All that need be present is that one lawyer is or firm is representing two clients, even in unrelated matters, with potentially conflicting interests.")

                                                                               9
in this lawsuit (or in its S.E.C. filings) is immaterial for conflict of interest purposes -- Latham cannot evade its ethical obligations to ITT by providing advice and other services to Hilton while having another firm sue ITT. Wolfram Decl. PARA 16.

    Furthermore, even if Hilton is being advised in its takeover bid for ITT by Latham lawyers different from those representing ITT, dismissal is mandatory. As noted by Professor Wolfram, conflicts of interest that burden an individual lawyer burden every other lawyer in the firm. Wolfram Decl. PARA 17.8

    Nor is it a defense that Latham is a national law firm and that different offices are, in part, involved. As one court, construing California law, recently concluded:

    "Bryan Cave has approximately 400 attorneys practicing in sixteen offices
    . . . [I]t is of no consequence that Bucher practices with the Washington office, and the litigation relating to this case is being handled by the St. Louis office. Like an infectious disease, the disqualification affects every lawyer in the law firm, wherever located". In re Mortgage & Realty Trust, 195 B.R. 740, 755 (Bankr. C.D. Cal. 1996).

Accord, Westinghouse Elec. Corp. v. Kerr-McGee Corp., 580 F.2d 1311, 1321 (7th Cir. 1978) ("[T]here is no basis for creating separate disqualification rules for large firms even though the burden of complying with ethical considerations will naturally fall more heavily upon their shoulders").

_____________
    8See Henriksen v. Great Am. Sav. and Loan, 14 Cal. Rptr. 2d 184, 187 (Cal. Ct. App. 1992); Model Rule 1.10(a); D. C. Rule of Professional Responsibility 1.10; Flatt, 885 P.2d at 955-57; Cinema 5 Ltd. v. Cinerama, Inc., 528 F.2d 1384,
1387 (2d Cir. 1976) (cited approvingly in Flatt); Rosenfeld Constr. Co. v. Superior Court, 286 Cal. Rptr. 609, 612 (Cal. Ct. App. 1991).

    B. Latham's Purported Withdrawal From Eldredge Does Not Permit It to Represent Hilton.

    After undertaking its adverse representation of Hilton in Hilton's hostile bid for ITT, Latham attempted to withdraw unilaterally from its representation of ITT in Eldredge. Latham, however, may not cure its conflict and consequent breach of the duty of loyalty owed to ITT by dropping representation of ITT in favor of Hilton. See Wolfram Decl. PARA PARA 18-19 (and authorities cited therein); see also Lemelson v. Apple Computer, Inc., 1993 U.S. Dist. LEXIS 20132 @ * 19 (D. Nev. Jun. 3, 1993), Mag. Judge's Order Adopted, 1993 U.S. Dist. LEXIS 20131 (D. Nev. July 19, 1993).

    Latham's behavior cannot -- and must not -- be countenanced. As the California Supreme Court has made clear, "the expedient of severing the relationship with the pre-existing client" will not remedy a "dual representation conflict[]". Flatt, 885 P.2d at 957-58; see Stratagem Dev. Corp. v. Heron Int'l N.V., 756 F. Supp. 789, 794 (S.D.N.Y. 1991); Picker Int'l Inc. v. Varian Assocs. Inc., 869 F.2d 578, 583 (Fed. Cir. 1989).

    C. Even if ITT Were Not a Current Client, Latham May Not Represent Hilton in Its Hostile Tender Offer for ITT.
    Even assuming that Latham's attempted withdrawal was effective -- which it was not -- and that Latham had no other current representation of ITT, which it does,9 Hilton must still

______________

    9In addition to Eldredge, antitrust work by Latham for ITT has continued in 1997; Latham has not attempted to terminate that representation and could not do so without ITT's consent. See Fischkin Aff. PARA PARA 5, 15.

                                                                              11
dismiss Latham because of Latham's access to confidential information highly relevant to ITT's takeover bid. See Wolfram Decl. PARA PARA 21-22 (and the authorities cited therein).

    Law firms owe a duty of confidentiality to past (and present) clients.10 This duty of confidentiality is so important that whenever a "'substantial relationship can be shown between the subject matter of a former representation and that of a subsequent adverse representation, the latter will be prohibited.'" Rosenfeld Construction, 286 Cal. Rptr. at 613 (quoting T.C. Theatre Corp. v. Warner Bros. Pictures, 113 F. Supp. 265, 268 (S.D.N.Y. 1953)). Such a substantial relationship is presumed to exist "[i]f there is a reasonable probability that confidences were disclosed which could be used against the client in later, adverse representation." Trone v. Smith, 621 F.2d 994, 998
(9th Cir. 1980).11   Whether such potentially useful and confidential
information actually has been

___________
    10An attorney's duty to keep client confidences continues even after the representation ends. "'[The lawyer] is enjoined for all time, except as he may be released by law, from disclosing matters revealed [ ] by reason of the confidential relationship'". Rosenfeld Construction, 286 Cal. Rptr. at 613 (quoting T.C. Theatre Corp. v. Warner Bros. Pictures, 113 F. Supp. 265, 268 (S.D.N.Y. 1953)).

    11See also Restatement (Third) of the Law Governing Lawyers Section 213(2) (Proposed Final Draft No. 1, March 29, 1996); Western Continental Operating Co.
v. Natural Gas Corp., 261 Cal. Rptr. 100, 104 (Cal. Ct. App. 1989) ("Disqualification of an attorney from representing a former client does not require proof of actual possession of confidential information").

passed to the current client is irrelevant. See Rosenfeld Construction, 286 Cal. Rptr. at 613.

    Neither Hilton nor Latham can, in good faith, contend that ITT confidences disclosed to Latham are not material to Hilton's bid. For example, as Professor Wolfram states:

    "[T]he information about ESI is material to Hilton's current financial plans and strategies and would be very beneficial to Hilton in setting a value on ITT. It would also be detrimental to ITT and its subsidiaries. A prospective acquirer will often obtain valuation of what are non-core businesses for the acquirer by pre-acquisition shopping of the businesses to prospective purchasers. Those are often present competitors of the target company. In that way, competitively sensitive information of ITT and its subsidiaries could be learned by competitors and employed against ITT and its subsidiaries both pre-acquisition and after an unsuccessful acquisition attempt is rejected." Wolfram Decl. PARA 5.

Because such information, which includes highly confidential business plans, pricing and competitive strategies, market studies, joint programming proposals, confidential government submissions, privileged communications, anti trust analyses and other competitively sensitive information (see Fischkin Aff. PARA PARA 5, 13, 14, 15), could be used against ITT in Latham's adverse representation of Hilton, a substantial relationship is presumed to exist between Latham's previous representation of ITT and its current representation of Hilton. See Trone, 621 F.2d at 998. Thus, even if ITT were no longer a current client of Latham's -- which it still is -- Latham's representation of Hilton would still violate duties owed to ITT.

II. HILTON SHOULD BE ORDERED TO DISMISS LATHAM AS ITS COUNSEL IN ITS HOSTILE TENDER OFFER FOR ITT.

    As demonstrated above there is no genuine issue of material fact or law. Latham has clearly breached its duties to ITT. To protect ITT's rights and to preserve the integrity of the legal system, this Court should require Hilton to dismiss Latham as a takeover advisor.

    Hilton should not be allowed to benefit from Latham's continuing breach of its duties to ITT. An order requiring Hilton to dismiss Latham "is exactly the sanction which should be imposed". Lemelson v. Apple Computer, Inc., 1993 U.S. Dist. LEXIS 20132 @ * 20 (D. Nev. June 3, 1993), Mag. Judge's Order Adopted, 1993 U.S. Dist. LEXIS 20131 (D. Nev. July 19, 1993), Allman v. Sears, Roebuck & Co., 1988 WL 109109, at *4 (E.D. Pa. Oct. 18, 1988). Indeed, where a breach of loyalty exists "it would ordinarily be error for the court to fail to declare the disqualification." International Bus. Machs. Corp. v. Levin, 579 F.2d 271, 279 (3d Cir. 1978).

    Moreover, the public interest served by the ethical rules mandates an order requiring Hilton to dismiss Latham. See Image Technical Servs., Inc. v. Eastman Kodak Co., 820 F. Supp. 1212, 1218 (N.D. Cal. 1993).12 Conduct such as Latham's continued

________________
    12"The maintenance of the integrity of the legal profession and its high standing in the community are important additional factors to be considered in determining the appropriate sanction for a Code violation." Lemelson, 1993 LEXIS 20132, @ * 21-22 (quoting International Bus. Machs. Corp. v. Levin, 579 F.2d at 283).

                                                                              14
representation of Hilton erodes the public's confidence in the legal
profession.13   Indeed, concern for the public's perception is so strong that an order requiring Hilton to dismiss Latham would be mandated even if Latham's continued representation of Hilton merely presented the appearance of such forbidden representation. See Cinema 5 Ltd. v. Cinerama, Inc., 528 F.2d 1384, 1387 & n.1 (2d Cir. 1976); Erickson v. Newmar Corp., 87 F.3d 298, 303 (9th Cir.
1996) ("a court may disqualify an attorney for not only acting improperly but also for failing to avoid the appearance of impropriety") (quoting Gas-A-Tron of Ariz. v. Union Oil Co., 534 F.2d 1322 (9th Cir. 1976)).

    In the present circumstances, an order requiring Hilton to dismiss Latham is thus the only appropriate remedy.14


____________________
    13There is a "long standing rule in both California and Ninth Circuit cases prohibiting attorneys from accepting employment adverse to a current client without the client's informed consent". Image Technical Services, 820 F. Supp. at 1218. "The court and the legal profession have a strong interest in insuring that counsel fulfill the highest duty of loyalty to client. . . .Law is a profession of service premised upon representation of the client with the highest duty of loyalty and the deepest regard for the trust of the client".
Id.  Latham has grossly failed to satisfy this duty.

    14Clearly a permanent injunction is proper here. Given that there exists no genuine issue of material fact as to the impropriety of Latham's representation of Hilton against ITT, ITT need only show the lack of an adequate remedy at law, and perhaps a balance of hardships in its favor, in order to secure permanent injunctive relief. See, e.g., Continental Airlines, Inc. v. Intra Brokers, Inc., 24 F.3d 1099, 1104-05 (9th Cir. 1994). Moreover, as discussed below, ITT has shown not only the inadequacy of legal remedies and a balance of hardships in its favor but also that ITT will suffer irreparable injury if Hilton is allowed to continue to retain Latham.

                                                                              15
III. IN THE ALTERNATIVE, THIS COURT SHOULD PRELIMINARILY ENJOIN HILTON FROM USING LATHAM AS COUNSEL IN ITS HOSTILE TENDER OFFER FOR ITT PENDING THE RESOLUTION OF THIS MOTION.

    When deciding whether to issue a preliminary injunction in a case such as this that involves the public interest, "the district court should consider
(1) the likelihood that the moving party will prevail on the merits, (2) whether the balance of irreparable harm favors the [movant], and (3) whether the public interest favors the moving party". Caribbean Marine Servs. Co. v. Baldrige, 844 F.2d 668, 674 (9th Cir. 1988); see also Northern Alaska Envtl. Ctr. v. Hodel, 803 F.2d 466, 471 (9th Cir. 1986). In the Ninth Circuit,

    "where a party can show a strong possibility of success on the merits, he need only show a slight possibility of irreparable harm. Where, on the other hand, a party can show only that serious questions are raised, he must show that the balance of hardships tips sharply in his favor." MAI Sys. Corp. v. Peak Computer, Inc., 991 F.2d 511, 517 (9th Cir. 1993).


Under either the traditional three-part test or the Ninth Circuit's "sliding-scale" analysis, the Court should grant this motion.

    A.   ITT Has Shown A Substantial Likelihood Of Success On The Merits.

    As described above (pp. 6-12), the law is clear that Latham's representation of Hilton in Hilton's hostile takeover attempt of ITT is a breach of Latham's ethical duty of loyalty to ITT. Thus, as a matter of law, ITT has shown a substantial likelihood of success on the merits of this motion.

    B. The Public Interest Requires That Hilton Discharge Latham As To ITT Matters.

    Simultaneous representation such as Latham's erodes the public's faith in the legal system.15 "An attorney who fails to observe his obligation of undivided loyalty to his client injures his profession and demeans it in the eyes of the public." Lemelson, 1993 20132 LEXIS, @ * 20; see also Erickson v. Newmar Corp., 87 F.3d 298, 303 (9th Cir. 1996); Truck Ins. Exch. v. Fireman's Fund Ins. Co., 8 Cal. Rptr. 2d 228, 232 (Cal. Ct. App. 1992).

    As discussed above, (pp. 14-15), the strong public interest in avoiding such harm to public confidence in the legal profession requires that Hilton dismiss Latham.

    C. ITT Will Suffer Irreparable Harm Unless Hilton Is Required To Discharge Latham As To ITT Matters.

    The breach of an attorney's duty of loyalty is in and of itself irreparable harm. Only through the remedy of disqualification can "the sanctity of the attorney-client relationship" be maintained. See Alexander Proudfoot PLC v.

____________

    15See Manoir-Electroalloys Corp. v. Amalloy Corp., 711 F. Supp. 188, 195-96 (D.N.J. 1989)("Because the interest sought to be protected by Model Rule 1.7 is one of loyalty, a per se rule of disqualification should be applied when that rule is breached. Disqualification will not only protect the present client, but will have the salutary effect of promoting public confidence in the integrity of the bar and the judicial system."); IBM v. Levin, 579 F.2d at 283. ("Indeed, the courts have gone so far as to suggest that doubts as to the existence of an asserted conflict of interest should be resolved in favor of disqualification").

Federal Ins. Co., 1994 WL 110531, at *2 (N.D. Ill. Mar. 30, 1994).16 As the
California Supreme Court has explained,

         "[a] client who learns that his or her lawyer is also representing a litigation adversary, even with respect to a matter wholly unrelated to the one for which counsel was retained, cannot long be expected to sustain the level of confidence and trust in counsel that is one of the foundations of the professional relationship". Flatt, 885 P.2d at 955.

    The same is true where Hilton already has, and will continue to have, access to confidential and privileged information about ITT. Moreover, if client confidences are used in advising the second client, further irreparable harm occurs.17 Hilton must be enjoined from continuing its relationship with Latham to protect ITT from this irreparable and continuing harm.

    Furthermore, since Hilton would not be unduly harmed by discharging Latham from representing it on this matter, the balance of hardships clearly favors granting ITT's motion. Granting this motion will not impair Hilton's choice of counsel for at least two reasons. First, Latham had substantial pre-existing ties to both parties such that neither Hilton nor ITT could have engaged Latham to represent it in the present

_____________

    16It is undisputed that a breach of an attorney's duty of loyalty to his or her client "injures both the client's interests and the legal profession's integrity". Tyson v. Moore, 613 So.2d 817, 823 (Miss. 1992).


    17See Jocelyn N. Sands and Roy Conn, III, Confidentiality and the Lawyer's Conflicting Duty, 27 How.L.J. 329, 330 and n.5 (1984) ("No matter what the reason for seeking legal advice, clients always expect their lawyers to preserve their confidences at all costs. . . .  Deference is paid to this expectation in codes of professional ethics.")

litigation. Indeed, as a matter of legal ethics, when two of a law firm's major clients engage in a hostile takeover battle, it should not be left to the law firm (in the absence of disclosure to and the consent of the parties) to choose which side to represent. Second, responsibility for any adverse consequences rests with Latham and Hilton. Wolfram Decl. PARA 22. If Hilton was not adequately informed by Latham about the firm's conflict, it has a remedy against the firm for recovery of fees needlessly spent and for other provable damages. Id. Any fault for Latham's failure to make the required withdrawal rests with Latham; Hilton's remedies rest there as well. Id.; see also Lemelson, 1993 1993 LEXIS 20132, at * 28-29.18


                                      Conclusion
    For the reasons set forth above, ITT respectfully requests that the Court either grant its motion for summary judgment on Count One of its Counterclaims seeking permanent injunctive relief requiring Hilton to dismiss Latham as counsel in connection with Hilton's attempted hostile takeover of ITT, or, in the alternative, for a preliminary injunction barring Hilton from seeking Latham's counsel until the Court can review the merits.

_______________

    18ITT is similarly entitled to a preliminary injunction under a "sliding-scale" analysis. ITT demonstrated "a strong possiblity of success on the merits"; thus, ITT would be entitled to relief even if there "were slight possibility of irreparable harm." MAI Systems, 991 F.2d at 517. ITT has also demonstrated that the "balance of hardships tips sharply" in its favor and that "serious questions" of public policy have been raised; it is entitled to relief on this ground as well. Id.

                                                                              19
    Dated this 12th day of February, 1997.




                                   KUMMER KAEMPFER BONNER & RENSHAW


                                   BY:
                                        /s/ Von S. Heinz
                                        ________________
                                        THOMAS F. KUMMER
                                        VON S. HEINZ
                                        Seventh Floor
                                        3800 Howard Hughes Parkway
                                        Las Vegas, Nevada  89109
                                        Attorney for Defendant/
                                        Counterdefendant
                                        ITT CORPORATION

                                CERTIFICATE OF SERVICE

   Pursuant to Fed. R. Civ. P. 5(b), I hereby certify that service of the foregoing DEFENDANT/COUNTERCLAIMANT ITT'S MOTION FOR A PERMANENT (OR A PRELIMINARY) INJUNCTION REQUIRING HILTON TO DISCHARGE LATHAM & WATKINS AS COUNSEL was made this date by delivering by hand a true copy of the same to the following:


                                        Steve Morris
                                        Kristina Pickering
                                        Schreck Morris
                                        1200 Bank of America Plaza
                                        300 South Fourth Street
                                        Las Vegas, Nevada 89101

and by delivering by facsimile and overnight mail a true copy of the same to the following:

                                        Bernard W. Nussbaum
                                        Eric M. Roth
                                        Marc Wolinsky
                                        Scott L. Black
                                        Wachtell, Lipton, Rosen & Katz
                                        51 West 52nd Street
                                        New York, New York 10019

                                        DATED this 13th day of February, 1997.



                                                  /s/ Elizabeth Moulton
                                                  ______________________________
                                                  An Employee of Kummer Kaempfer
                                                         Bonner & Renshaw